FORM 8-A/A

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) or (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



                    PRATT & LAMBERT UNITED, INC.

     (Exact name of registrant as specified in its charter)


         New York                           16-0594810
  (State of incorporation               (I.R.S. Employer
     or organization)                   Identification No.)


     75 Tonawanda Street
     Buffalo, New York                                 14207
     (Address of principal executive offices)        (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the
Act:


                  Common Share Purchase Rights
            (Title of each class to be so registered)


                  New York Stock Exchange, Inc.
          (Name of each exchange on which each class
                         is to be registered)


     Securities to be registered pursuant to Section 12(g) of the
Act:

                              None











                       Page 1 of 11 Pages
                Exhibit Index Location on Page 7


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Item 1.   Description of Registrant's Securities to be
          Registered.

          On January 31, 1989, the Board of Directors of Pratt & Lambert, Inc. (the "Company") declared a dividend distribution of one Common Share Purchase Right for each outstanding Share of the Company. The distribution is payable as of February 13, 1989 to shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share at a Purchase Price of $50.00 per share. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Securities Trust Company, as Rights Agent.

          As discussed below, until the Distribution Date the Rights will not be exercisable, certificates will not be sent to shareholders and the Rights will trade with the Common Shares.

          Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth date following a public announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares of the Company (the "Stock Acquisition Date") or (ii) a date fixed by the Board of Directors of the Company which is not later than the tenth business day after the commencement of a tender offer or exchange offer which would result in the ownership by an Acquiring Person of 20% or more of the outstanding Common Shares, the Rights will be represented by and transferred with, and only with, the Common Shares. No "Shareholder" or "P&L Shareholder", as those terms are defined, shall become an "Acquiring Person", and no Distribution Date will occur as a result of the Agreement and Plan of Merger dated as of February 25, 1994, by and among the Company, United Coatings, Inc. ("UCI") and certain shareholders of UCI, or the Shareholder Agreement of even date therewith, or as a result of the transactions contemplated or permitted by such Agreements. Until the Distribution Date, new certificates issued for Common Shares after February 13, 1989 will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of the Company's Common Share certificates will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate Right Certificates will be mailed to holders of record of the Company's Common Shares as of the close of business on the Distribution Date, and thereafter the separate certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution
Date. The Rights will expire at the close of business on January 30, 1999, unless earlier redeemed by the Company as described below.

          The Purchase Price payable, and the number of Common
Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent

                       Page 2 of 11 Pages
dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

          Unless the Rights are earlier redeemed, in the event that, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any shares of the Company's Common Shares are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

          In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Company's Common Shares are not changed or exchanged, (ii) a person (other than the Company and its affiliates) becomes the beneficial owner of 25% or more of the then outstanding Common Shares, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or
(iv) during such time as there is an Acquiring Person, there occurs any reclassification of securities, any recapitalization of the Company or other transaction involving the Company or any of its subsidiaries as described in the Rights Agreement which results in such Acquiring Person's ownership interest being increased by more than 1%, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. To the extent that insufficient Common Shares are available for the exercise in full of the Rights, holders of Rights will receive upon exercise Common Shares to the extent available and then property and/or other securities of the Company (which may be accompanied by a reduction in the Purchase Price), so that each Rights holder receives, upon exercise of a Right, a total package equal in value to (i) two times the Purchase Price less (ii) the amount of the reduction in the Purchase Price, if any. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

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          No fractional Common Shares or other Company securities
are required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a Common Share or other Company securities.

          At any time until ten days following the Stock Acquisition Date (subject to extension by the Board of Directors), the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. Immediately upon the action of the Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price without any interest thereon.

          For as long as the Rights are then redeemable, the Board of Directors may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed or the date on which the Distribution Date will occur. At any time when the Rights are not then redeemable, the Board of Directors may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights as such.

          Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors.

          The Certificate of Incorporation and By-laws of the Company contain provisions which may be viewed as having anti-takeover consequences. These include a provision which requires that a merger and certain other business combinations with any person owning 10% or more of the voting power of the Company (an "Interested Shareholder") be approved by the holders of at least 66-2/3% of the voting power of the Company (excluding the voting power of any shares of such Interested Shareholder), a provision allowing for the removal of directors only for cause and a provision that newly created directorship may be filled only by a vote of the majority of the directors then in office. In addition, Section 912 of the New York Business Corporation Law provides that if a person acquires 20% or more of the voting stock of a resident domestic corporation (thereby becoming an "interested shareholder") without board of director approval, for five years thereafter such interested shareholder may not engage in certain business combination transactions unless holders of a majority of the disinterested voting shares opt out of the statute.


                       Page 4 of 11 Pages

          The Rights Agreement specifying the terms of the Rights
(including Exhibits: (A) the form of Right Certificate and
(B) the summary of rights to purchase Common Shares) is attached hereto as Exhibit 1 and is incorporated herein by reference.

          This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description by reference.

Item 2.  Exhibits.

          1. The Rights Agreement dated as of January 31, 1989 between the Company and Mellon Securities Trust Company, which includes as Exhibit A thereto, the form of Right Certificate. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement) (incorporated by reference to the Company's Form 8-A filed February 13, 1989).

          2. The press release issued February 1, 1989 announcing dividend of the common share purchase rights
(incorporated by reference to the Company's Form 8-A filed
February 13, 1989).

          3.   Chairman's letter to shareholders dated
February 13, 1989 (incorporated by reference to the Company's
Form 8-A filed February 13, 1989).

          4. Amendment No. 1 to the Rights Agreement dated as of February 25, 1994 (incorporated by reference to Exhibit No. 4 to the Company's Form 8-A/A dated March 8, 1994).

          5. Amendment No. 2 to the Rights Agreement dated as of October 30, 1995.


















                       Page 5 of 11 Pages

                            SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              PRATT & LAMBERT UNITED, INC.

Dated:  November 10, 1995     By: James R. Boldt
                                  Name: J.R. Boldt
                                  Title: Secretary









































                       Page 6 of 11 Pages

                  PRATT & LAMBERT UNITED, INC.

                          Exhibit Index


                                                      Location in
                                                      Sequential
Exhibit                                               Numbering
Number                 Description                    System

 1                Rights Agreement dated as of
                  January 31, 1989 between the
                  Company and Mellon Securities
                  Trust Company, which includes
                  as Exhibit A thereto, the form
                  of Right Certificate.  Pursuant
                  to the Rights Agreement, Right
                  Certificates will not be mailed
                  until after the Distribution
                  Date (as defined in the Rights
                  Agreement) (incorporated by
                  reference to the Company's Form
                  8-A, filed February 13, 1989).            __

 2                The press release issued February
                  1, 1989 announcing dividend of the
                  common shares purchase rights
                  (incorporated by reference to the
                  Company's Form 8-A filed February
                  13, 1989).                                __

 3                Chairman's letter to shareholders
                  dated February 13, 1989 (incorporated
                  by reference to the Company's Form
                  8-A filed February 13, 1989).             __

 4                Amendment No. 1 to the Rights
                  Agreement dated as of February 25,
                  1994 (incorporated by reference to
                  Exhibit No. 4 to the Company's
                  Form 8-A/A dated March 8, 1994).          __

 5                Amendment No. 2 to the Rights
                  Agreement dated as of October 30, 1995.    8









                       Page 7 of 11 Pages

                            EXHIBIT 5
               Amendment No. 2 to Rights Agreement
          This Amendment No. 2, dated as of October 30, 1995, to the Rights Agreement, dated as of January 31, 1989, as amended (the "Agreement") between Pratt & Lambert, Inc., a New York corporation (the "Company") and Mellon Securities Trust Company (the "Rights Agent").

          WHEREAS, pursuant to the Agreement, the Board of Directors of the Company declared a dividend of one right (a "Right") for each Common Share of the Company ("Common Shares") outstanding on February 13, 1989 and authorized the issuance of one Right for each Common Share that became outstanding thereafter prior to the Distribution Date (as defined in the Agreement);

          WHEREAS, Section 26 of the Agreement provides that at any time when the Rights are then redeemable the Company may in its sole and absolute discretion supplement or amend any provision of the Agreement without the approval of any holders of the Rights or the Common Shares, provided that no supplement or amendment shall be made which changes the redemption price of the Rights or the final expiration date of the Rights;

          WHEREAS, the Rights are presently redeemable;

          WHEREAS, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to enter into discussions relative to a proposed Agreement and Plan of Merger (the "Merger Agreement") with respect to the merger of a wholly-owned subsidiary (the "Subsidiary") of another corporation with and into the Company (the "Merger");

          WHEREAS, in connection with the Merger it is contemplated that certain shareholders of the Company will enter into an agreement with Acquiror, granting Acquiror an irrevocable option to purchase their Common Shares and agreeing to tender such Common Shares pursuant to the Offer (as hereinafter defined) or other similar provisions (the "Stock Tender Agreement");

          WHEREAS, by operation of the Merger Agreement, the Stock Tender Agreement, or both, the signatories thereto could be deemed to have an agreement or arrangement for the purpose of acquiring, holding, voting or disposing of Common Shares and thus become an Acquiring Person or Persons under the Agreement;

          WHEREAS, pursuant to the Merger Agreement, subject to certain conditions to be specified therein, Acquiror, through the Subsidiary, would make a cash tender offer to acquire all the issued and outstanding Common Shares of the Company (the
"Offer"), and subsequently enter into the Merger;


                       Page 8 of 11 Pages

          WHEREAS, the payment for Common Shares pursuant to the Offer, the Merger, or both, may make Acquiror, the Subsidiary and their Affiliates and Associates an Acquiring Person or Persons under the Agreement;

          NOW, THEREFORE, in consideration of the premises, the parties hereby agree to amend the Agreement as follows:

          1. The defined term "Acquiring Person" is hereby amended to add the following sentence to the end of such definition:

          Notwithstanding the foregoing, none of (i) any Person (an "Acquiror") with whom the Company enters into an agreement, on or before November 10, 1995 (a "Merger
          Agreement"), providing for an acquisition by such person or its Subsidiary of all of the Common Shares (an "Acquisition"), (ii) all
          Subsidiaries, Affiliates and Associates of an Acquiror and (iii) any shareholder of the Company who enters into an agreement with an Acquiror, on or before November 10, 1995 (the
          "Tender and Option Agreement"), agreeing to take certain actions with respect to the Common Shares owned by them, shall be deemed to be Acquiring Persons solely by reason of
          (A) being a party to or acquiring Common
          Shares (whether through a tender offer or the consummation of the merger contemplated by the Merger Agreement) pursuant to the terms of the Merger Agreement and being the Beneficial Owner of the Common Shares so acquired, (B) being a party to or selling or acquiring Common Shares pursuant to the terms of the Tender and Option Agreement and being the Beneficial Owner of the Common Shares so acquired, (C) being a party to and complying with the terms of the Merger Agreement or the Tender and Option Agreement or (D) entering into any agreement, arrangement or understanding with respect to any of the foregoing.

     3. The defined term "Section 11(a)(ii) Event" is hereby amended to add the following sentence to the end of such definition:

          Notwithstanding anything to the contrary contained in this Agreement, none of the transactions contemplated by the Merger Agreement or the Tender and Option Agreement shall constitute a Section 11(a)(ii) Event.




                       Page 9 of 11 Pages

     4. The defined term "Section 13 Event" is hereby amended to add the following sentence to the end of such definition:

          Notwithstanding anything to the contrary contained in this Agreement, none of the transactions contemplated by the Merger Agreement or the Tender and Option
          Agreement shall constitute a Section 13 Event.

     5. The defined term "Triggering Event" is hereby amended to add the following sentence to the end of such definition:

          Notwithstanding anything to the contrary contained in this Agreement, none of the transactions contemplated by the Merger Agreement or the Tender and Option
          Agreement shall constitute a Triggering Event.

     6. Section 3(a) is hereby amended to add the following sentence to the end thereof:

          Notwithstanding anything to the contrary contained in this Agreement, neither the announcement nor the consummation of the Merger Agreement or the Tender and Option Agreement or any of the transactions contemplated by those agreements shall constitute or result in the occurrence of a Distribution Date.

     7. Section 11(a)(ii)(B) is hereby amended to add the following immediately preceding the semicolon in the last line thereof:

          , provided further, that a Person shall not be deemed to have become the beneficial owner of 25% or more of the Common Shares then outstanding for the purpose of this Section 11(a)(ii)(B) solely by reason of (A) being a party to or acquiring Common Shares pursuant to the terms of the Merger Agreement, (B) being a party to or selling or acquiring Common Shares pursuant to the terms of the Tender and Option Agreement, (C) being a party to and complying with the terms of the Merger Agreement or the Tender and Option Agreement or (D) entering into any agreement, arrangement or understanding with respect to any of the foregoing.

     8. Section 13(a) is hereby amended to add the following sentence to the end thereof:

          Notwithstanding anything to the contrary contained in this Agreement, this Section 13(a) shall not apply to any merger consummated pursuant to the terms of the Merger Agreement.




                       Page 10 of 11 Pages

          IN WITNESS WHEREOF, the parties hereto have consented to this Amendment No. 2 to the Rights Agreement to be duly executed, all as of the day and year first above written.

                                   PRATT & LAMBERT UNITED, INC.


Attest:James M. Culligan           By:James R. Boldt
       Treasurer

                                   MELLON SECURITIES TRUST
                                     COMPANY


Attest:Illegible                   By:Illegible
       Assistant Vice President       Vice President






































                       Page 11 of 11 Pages




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